BY ELECTRONIC SUBMISSION

August 25, 2006

Kathleen Collins
Accounting Branch Chief
Office of Computers and On-Line Services
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

Subject:	Cognos Incorporated
Form 10-K for the Fiscal Year ended February 28, 2006
Filed August 1, 2006
Form 8-K Filed July 31, 2006
File No. 033-72402

Dear Ms. Collins:

This letter is being furnished in response to comments contained in the letter dated August 7, 2006 (the “Letter”) from Kathleen Collins, Accounting Branch Chief, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Tom Manley, Senior Vice President Finance and Administration, of Cognos Incorporated (the “Company”). The comments and the Company’s responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

Form 8-K Filed July 21, 2006

COMMENT

1.	We note your use of non-GAAP measures under Item 9.01 of the Form 8-K noted above which excludes a certain number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management's decision to use such a measure;

•	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.

RESPONSE

In response to the adoption of Financial Accounting Standards Board Statement 123 Revised “Share-based Payment” (“FAS 123R”), Cognos management reviewed its position on the use of the non-GAAP financial measures mentioned in this comment – operating income, net income and earnings per share excluding amortization of acquisition-related intangible assets and stock-based compensation (collectively, “Non-GAAP Measures”). Following this review which included a review of FAQ 8 and Staff Accounting Bulletin 107 (“SAB 107”), management concluded, for the reasons discussed below, that it was appropriate to disclose the Non-GAAP measures commencing with the Current Report on Form 8-K filed July 21, 2006 (“Form 8-K”). In response to this comment, management proposes to include enhanced disclosure in its future filings as supplementally provided to the Staff.

1.	Management uses the Non-GAAP Measures to conduct and evaluate its business, as follows:

The adoption of FAS 123R on March 1, 2006, the beginning of the Company’s fiscal year 2007, prompted management to review its policies with a view to supplement its GAAP measures with the Non-GAAP Measures. Prior to the adoption of FAS 123R, management relied on models to plan, monitor, evaluate and report company-wide results of operations on an internal basis that excluded stock-based compensation. Upon review, management determined that these models continued to be valuable tools following the adoption of FAS 123R and SAB 107 and continued to rely on these same models for the same purposes. In particular, management uses these same models for the purposes of creating monthly forecast and results reports used by management to forecast, conduct and evaluate the business. Since management’s practice was to exclude stock-based compensation internally to evaluate performance, with the adoption of FAS 123R, management also concluded that the Non-GAAP Measures could provide relevant disclosure to investors as contemplated by SAB 107. As of the beginning of our current fiscal year, this review also resulted in excluding amortization of acquisition-related intangible assets. It was only then that management considered expenses for stock-based compensation and amortization of acquisition-related intangible assets, in the aggregate, of sufficient magnitude to warrant reporting non-GAAP measures. While both of these items are recurring and affect GAAP net income, management does not use them to assess the business’ operational performance for any particular period because: each item affects multiple periods and is [generally] unrelated to business activities during any particular period; management is not able to change either item for any particular period; and neither item contributes to operational performance of the business for any particular period.

In the case of stock-based compensation, as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2006 (“Form 10-K”), the Company’s compensation strategy is to use stock-based compensation “as a key tool for ensuring that key employees and executives are engaged and motivated to remain at the Company for the long term”. It is aimed at long term employee retention, rather than to motivate or reward operational performance for any particular period. Thus, stock-based compensation expense varies for reasons that are generally unrelated to operational performance in any particular period. As recognized by SAB 107, “[T]he Staff believes that a measure used by the management of Company H that excludes share-based payments internally to evaluate performance may be relevant disclosure for investors.” The Company’s situation is quite similar to that of Company H in SAB 107. Further, as discussed in the Form 10-K, the Company uses annual cash bonus payouts for executives and other employees to motivate and reward short-term operational performance in the areas of revenue and operating margin achievement. Beginning in fiscal year 2007, operating margin achievement is being measured internally on a non-GAAP basis, excluding stock-based compensation and amortization of acquisition-related intangible assets expenses. Management also assesses the potential strategic and economic benefit of acquisitions and the eventual consolidated performance of acquired entities on a non-GAAP basis, excluding these expenses.

Management views amortization of acquisition-related intangible assets, such as the amortization of an acquired company’s research and development efforts, customer lists and customer relationships, as items arising during the time that preceded the acquisition. It is a cost that is determined at the time of the acquisition. While it is continually viewed for impairment, amortization of the cost is a static expense, one that is typically not affected by operations during any particular period and does not contribute to operational performance for any particular period. In addition, management assesses the potential strategic and economic benefit of acquisitions and the eventual consolidated performance of acquired entities on a non-GAAP basis, excluding this expense.

Management also uses these Non-GAAP Measures to operate the business because the excluded expenses are not under the control of, and accordingly are not used in evaluating the performance of, operations personnel within their respective areas of responsibility. In the case of stock-based compensation expense, the award of stock options is governed by the human resources and compensation committee of the Board of Directors and, in the case of acquisition-related intangible assets; acquisitions arise from strategic decisions which are not the responsibility of most levels of operational management.

Ultimately, both stock-based compensation and amortization of acquisition-related intangible assets expenses are incurred to further the Company’s long-term strategic objectives, rather than to achieve operational performance objectives for any particular period. As such, supplementing GAAP disclosure with non-GAAP disclosure using the Non-GAAP Measures provides management with an additional view of operational performance by excluding expenses that are not directly related to performance in any particular period. Management also excludes these expenses when evaluating acquisition targets. As contemplated by SAB 107 with respect to stock-based compensation, including such disclosure in the Company’s filings also provides investors with greater transparency on period-to-period performance and the manner in which management views, conducts and evaluates the business.

From time to time, management may consider making other adjustments for expenses and gains that it does not consider reflective of core operating performance in a particular period and may, subject to the review and approval of the audit committee of the Board of Directors, modify the Non-GAAP Measures by excluding these expenses.

2.	The economic substance behind management’s decision to use the Non-GAAP Measures is as follows:

As discussed above, exclusion of these items enables management to evaluate the performance of the business, and to reward the performance of people in operations with cash bonus payouts, without the impact of expenses that do not directly impact performance in, and are not controllable for, any particular period presented. The Non-GAAP Measures also enable management to adjust operations in areas where management can change the business to improve performance as necessary.

3.	Management considered the following material limitations associated with use of the Non-GAAP Measures as compared to the use of the most directly comparable GAAP financial measure:

Because the Non-GAAP Measures are not calculated in accordance with GAAP, they are used by management as a supplement to, and not an alternative to, or superior to, financial measures calculated in accordance with GAAP. The Non-GAAP Measures also do not reflect all costs associated with the Company’s operations determined in accordance with GAAP (including an important component of the Company’s compensation program) and they do not have standardized meanings. Since the items excluded from these Non-GAAP Measures are recurring, a further limitation is that their use may lead to an unwarranted inference by the reader that they are unusual, infrequent or non-recurring. As a result, management recognizes that the Non-GAAP Measures should not be considered in isolation or as an alternative to the Company’s results as reported under GAAP, and the proposed disclosure advises investors of these limitations.

4.	The manner in which management compensates for these limitations when using the Non-GAAP Measure is as follows:

To address the limitations discussed above, management: clearly states that such measures are non-GAAP measures within the meaning of Regulation G; provides the most directly comparable GAAP measure with equal or greater prominence than the Non-GAAP Measures; provides the reasons for the use of the Non-GAAP Measures; advises readers that the Non-GAAP Measures may not be comparable to similar measures used by other companies; and provides a reconciliation of the Non-GAAP Measures to the most directly comparable GAAP measure. The Company also provides cautionary language which alerts readers to limitations such as those discussed above. In response to the Staff’s comment, the Company proposes to include the disclosure supplementally provided to the Staff in future filings.

5.	The substantive reasons why management believes the Non-GAAP Measures provide useful information to investors are as follows:

In management’s view, both stock-based compensation and amortization of acquisition-related intangible assets expenses are incurred to further the Company’s long term strategic objectives, rather than to achieve operational performance objectives in a particular period. As such, supplementing GAAP disclosure with non-GAAP disclosure using the Non-GAAP Measures provides management with an additional view of operational performance for a particular period by focusing on the costs related directly to revenues in that period. As contemplated by SAB 107 with respect to stock-based compensation, including such disclosure in the Company’s filings also provides investors with additional transparency regarding periodic performance by enabling investors to see operations through the eyes of management and to understand how management conducts and evaluates the business and rewards employees with cash based compensation. It also improves comparability with periods before FAS 123R took effect.

As discussed above, the Company uses the Non-GAAP Measures to conduct and evaluate its business, particularly to evaluate operational performance and to compensate operational management for such performance based on expenses that are directly related to the period being evaluated. Since compensation is the Company’s largest expense and variable cash compensation is a significant portion thereof, management believes that the disclosure of the Non-GAAP Measures promotes transparency because investors need to understand how the Company internally plans, monitors, evaluates, reports and pays annual variable cash compensation by using the Non-GAAP Measures. For example, the presentation of the Non-GAAP Measures will help investors understand that increases or decreases in GAAP results will not necessarily be reflected in compensation expense, since GAAP results will be impacted by period-to-period changes in amortization of acquisition-related intangibles.

COMMENT

2.	We also note your US GAAP to Non-GAAP reconciliation on pages 13 and 14. We believe the non-GAAP operating statement columnar format appearing in this 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures. Tell us how you intend to comply with the guidance in Regulation G, Item 10 of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.

RESPONSE

In response to this comment, the Company proposes to disclose information in future filings as supplementally provided to the Staff.

In connection with our response, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please telephone John Huber at (202) 637-2242 to discuss our responses to the Staff comment letter.

Yours truly,

COGNOS INCORPORATED

/s/ Tom Manley

Tom Manley
Senior Vice President, Finance & Administration
   and Chief Financial Officer

cc:	Patrick Gilmore, Staff Accountant W. John Jussup, General Counsel Kevin M. Barry, U.S. Securities Counsel Rob C. Scullion, Ernst & Young LLP

Discussion of Non-GAAP Financial Measures

In addition to our GAAP results, Cognos discloses adjusted operating margin percentage, net income and net income per share, referred to respectively as “non-GAAP operating margin percentage”, “non-GAAP net income”, and “non-GAAP net income per diluted share”. These items, which are collectively referred to as “Non-GAAP Measures”, exclude the impact of stock-based compensation and the amortization of acquisition-related intangible assets. From time to time, management may consider making other adjustments for expenses and gains that it does not consider reflective of core operating performance in a particular period and may, subject to the review and approval of the audit committee of the Board of Directors, modify the Non-GAAP Measures by excluding these expenses and gains. There were no such expenses or gains during the periods presented.

Prior to the adoption of Financial Accounting Standards Board Statement 123 Revised “Share-based Payment” (“FAS 123R”) on March 1, 2006, the beginning of the Company’s fiscal year 2007, management’s practice was to exclude stock-based compensation internally to evaluate performance. With the adoption of FAS 123R, management concluded that the Non-GAAP Measures could provide relevant disclosure to investors as contemplated by Staff Accounting Bulletin 107 (“SAB 107”). As of the beginning of our current fiscal year, management also began excluding amortization of acquisition-related intangible assets when assessing appropriate adjustments for non-GAAP presentations. While both of these items are recurring and affect GAAP net income, management does not use them to assess the business’ operational performance for any particular period because: each item affects multiple periods and is [generally] unrelated to business performance in a particular period; management is not able to change either item in any particular period; and neither item contributes to the operational performance of the business for any particular period.

In the case of stock-based compensation, as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2006 (“2006 Form 10-K”), the Company’s compensation strategy is to use stock-based compensation “as a key tool for ensuring that key employees and executives are engaged and motivated to remain at the Company for the long term”. It is aimed at long term employee retention, rather than to motivate or reward operational performance for any particular period. Thus, stock-based compensation expense varies for reasons that are generally unrelated to operational performance in any particular period. As further discussed in the 2006 Form 10-K, the Company uses annual cash bonus payouts for executives and other employees to motivate and reward annual operational performance in the areas of revenue and operating margin achievement. Beginning in fiscal year 2007, operating margin achievement is measured on a non-GAAP basis, excluding stock-based compensation and amortization of acquisition-related intangible assets expenses.

Management views amortization of acquisition-related intangible assets, such as the amortization of an acquired company’s research and development efforts, customer lists and customer relationships, as items arising during the time that preceded the acquisition. It is a cost that is determined at the time of the acquisition. While it is continually viewed for impairment, amortization of the cost is a static expense, one that is typically not affected by operations during any particular period and does not contribute to operational performance in any particular period.

Management also uses these Non-GAAP Measures to operate the business because the excluded expenses are not under the control of, and accordingly are not used in evaluating the performance of, operations personnel within their respective areas of responsibility. In the case of stock-based compensation expense, the award of stock options is governed by the human resources and compensation committee of the Board of Directors and, in the case of acquisition-related intangible assets, acquisitions arise from strategic decisions which are not the responsibility of most levels of operational management.

Ultimately, both stock-based compensation and amortization of acquisition-related intangible assets expenses are incurred to further the Company’s long-term strategic objectives, rather than to achieve operational performance objectives for any particular period. As such, supplementing GAAP disclosure with non-GAAP disclosure using the Non-GAAP Measures provides management with an additional view of operational performance by excluding expenses that are not directly related to performance in any particular period. As contemplated by SAB 107 with respect to stock-based compensation, including such disclosure in the Company’s filings also provides investors with greater transparency on period-to-period performance and the manner in which management views, conducts and evaluates the business.

Because the Non-GAAP Measures are not calculated in accordance with GAAP, they are used by management as a supplement to, and not an alternative to, or superior to, financial measures calculated in accordance with GAAP. There are a number of limitations on the Non-GAAP Measures, including the following:

•	These Non-GAAP Measures do not have standardized meanings and may not be comparable to similar non-GAAP measures used or reported by other software companies.

•	The Non-GAAP Measures do not reflect all costs associated with the Company’s operations determined in accordance with GAAP. For example:

•	Non-GAAP operating margin performance and non-GAAP net income do not include stock compensation expense related to equity awards granted to our workforce. Cognos’ stock incentive plans are important components of our employee incentive compensation arrangements and are reflected as expenses in our GAAP results under FAS 123R. While we include the dilutive impact of such equity awards in weighted average shares outstanding, the expense associated with stock-based awards is excluded from our non-GAAP measures.

•	Although amortization of acquisition-related intangible assets does not directly impact our current cash position, such expense represents the declining value of the technology or other intangible assets that we have acquired. These assets are amortized over their respective expected economic lives or impaired, if appropriate. The expense associated with this decline in value is excluded from our non-GAAP measures and therefore non-GAAP measures do not include the costs of acquired intangible assets that supplement our research and development.

•	Excluded expenses for stock-based compensation and amortization of acquisition-related intangible assets will continue to recur and impact the Company’s GAAP results. These Non-GAAP Measures should not be construed as an inference that the excluded items are unusual, infrequent or non-recurring. As a result, management recognizes that the Non-GAAP Measures should not be considered in isolation or as an alternative to the Company’s results as reported under GAAP.

Management compensates for theses limitations by relying on these Non-GAAP Measures only as a supplement to the Company’s GAAP results.

The following tables reflect selected Cognos’ non-GAAP results reconciled to GAAP results (in 000s except percentage and per share amounts):

	Three Months ended May 31,

	2006	2005

Operating Income
GAAP Operating Income	$13,968	$20,443
Plus:
Amortization of acquisition-related intangible assets	1,701	1,637
Stock-based compensation expense	5,078	4,082

Non-GAAP Operating Income	$20,747	$26,162

Operating Margin Percentage
GAAP Operating Margin Percentage	6.4%	10.2%
Plus:
Amortization of acquisition-related intangible assets	0.8	0.8
Stock-based compensation expense	2.4	2.1

Non-GAAP Operating Margin Percentage	9.6%	13.1%

Net Income
GAAP Net Income	$14,538	$20,372
Plus:
Amortization of acquisition-related intangible assets	1,701	1,637
Stock-based compensation expense	5,078	4,082
Less:
Income tax effect of amortization of acquisition-related intangible assets	(624)	(624)
Income tax effect of stock-based compensation expense
	(931)	(461)

Non-GAAP Net Income	$19,762	$25,006

Net Income per diluted share
GAAP Net Income per diluted share	$0.16	$0.22
Plus:
Amortization of acquisition-related intangible assets	0.02	0.02
Stock-based compensation expense	0.06	0.04
Less:
Income tax effect of amortization of acquisition-related intangible assets	(0.01)	(0.01)
Income tax effect of stock-based compensation expense
	(0.01)	—

Non-GAAP Net Income per diluted share	$0.22	$0.27

Shares used in computing diluted net income per share	90,825	93,897

The following table shows the classification of stock-based compensation expense:

	Three months ended May 31,

	2006	2005

	($000)

Cost of Product Support	$ 96	$ 114
Cost of Services	187	207
Selling, General and Administrative	4,304	2,870
Research and Development	491	891

Total	$5,078	$ 4,082